UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 28, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 2Q17 UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

Second quarter 2017

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss SRB framework as of 30 June 2017.

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2016, which is available under “Annual reporting” at www.ubs.com/investors.

Capital instruments and TLAC-eligible senior unsecured debt¹
CHF million, except where indicated					Swiss SRB, incl. transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
					Going concern	Gone concern	Going concern	Gone concern
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.6.17	Amount recognized in regulatory capital as of 30.6.17	Amount eligible for the gone concern requirement as of 30.6.17	Amount recognized in regulatory capital as of 30.6.17	Amount eligible for the gone concern requirement as of 30.6.17	Maturity date	Optional call date
Additional tier 1 capital
1	UBS Group AG, Switzerland	CH0271428317	19.02.15	USD 1,250	1,197		1,197		Perpetual	19.02.20
2	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.14	CHF 443	443		443		Perpetual	01.03.20
3	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.15	CHF 490	490		490		Perpetual	01.03.21
4	UBS Group AG, Switzerland	CH0317921697	21.03.16	USD 1,500	1,413		1,413		Perpetual	22.03.21
5	UBS Group AG, Switzerland	CH0331455318	10.08.16	USD 1,100	1,021		1,021		Perpetual	10.08.21
6	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.16	CHF 399	399		399		Perpetual	01.03.22
7	UBS Group AG, Switzerland	CH0286864027	07.08.15	USD 1,575	1,521		1,521		Perpetual	07.08.25
Total high-trigger loss-absorbing additional tier 1 capital					6,485		6,485
1	UBS Group AG, Switzerland	CH0271428309	19.02.15	EUR 1,000	1,106		1,106		Perpetual	19.02.22
2	UBS Group AG, Switzerland	CH0271428333	19.02.15	USD 1,250	1,189		1,189		Perpetual	19.02.25
Total low-trigger loss-absorbing additional tier 1 capital³					2,295		2,295
Total additional tier 1 capital					8,780		8,780

Non-Basel III-compliant tier 1 capital⁴
1	UBS Capital Securities (Jersey) Ltd	XS0336744650	21.12.07	EUR 600		657		657	Perpetual	21.12.17
Total non-Basel III-compliant tier 1 capital						657		657

Tier 2 capital
1	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.12	CHF 408	408			0	01.03.18
2	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.13	CHF 448	448			224	01.03.19
Total high-trigger loss-absorbing tier 2 capital⁵					856			224
1	UBS AG, Switzerland, Stamford branch	US90261AAB89	17.08.12	USD 2,000	1,885			1,885	17.08.22
2	UBS AG, Switzerland	CH0214139930	22.05.13	USD 1,500	1,431			1,431	22.05.23	22.05.18
3	UBS AG, Switzerland	CH0244100266	15.05.14	USD 2,500	2,479			2,479	15.05.24
4	UBS AG, Switzerland	CH0236733827	13.02.14	EUR 2,000	2,285			2,285	12.02.26	12.02.21
Total low-trigger loss-absorbing tier 2 capital⁵					8,080			8,080
1	UBS AG, Switzerland	CH0035789210	27.12.07	CHF 192		0		0	27.12.17
2	UBS AG, Switzerland, Jersey branch	XS0331313055	19.11.07	GBP 130		162		162	19.11.24	19.11.19
3	UBS AG, Switzerland, New York branch	US870836AC77	21.07.95	USD 251		240		240	15.07.25
4	UBS AG, Switzerland, Jersey branch	XS0062270581	18.12.95	GBP 61		76		76	18.12.25
5	UBS AG, Switzerland, New York branch	US870845AC84	03.09.96	USD 218		190		190	01.09.26
Total non-Basel III-compliant tier 2 capital⁴						669		669
Total tier 2 capital					8,936	669		8,973

Capital instruments and TLAC-eligible senior unsecured debt (continued)¹
CHF million, except where indicated					Swiss SRB, incl. transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
					Going concern	Gone concern	Going concern	Gone concern
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.6.17	Amount recognized in regulatory capital as of 30.6.17	Amount eligible for the gone concern requirement as of 30.6.17	Amount recognized in regulatory capital as of 30.6.17	Amount eligible for the gone concern requirement as of 30.6.17	Maturity date	Optional call date
TLAC-eligible senior unsecured debt
1	UBS Group Funding (Switzerland) AG⁶	144A: US90351DAA54 RegS: USG91703AA90	24.09.15	USD 1,500		1,428		1,428	24.09.20
2	UBS Group Funding (Switzerland) AG⁶	144A: US90351DAC11 RegS: USG91703AC56	24.09.15	USD 300		287		287	24.09.20
3	UBS Group Funding (Switzerland) AG⁶	144A: US90351DAE76 RegS: USG91703AJ00	05.04.16	USD 1,000		931		931	14.04.21
4	UBS Group Funding (Switzerland) AG⁶	144A: US90351DAD93 RegS: USG91703AH44	05.04.16	USD 2,000		1,880		1,880	15.04.21
5	UBS Group Funding (Switzerland) AG⁶	144A: US90351DAG25 RegS: USG91703AL55	10.08.16	USD 500		454		454	01.02.22
6	UBS Group Funding (Switzerland) AG⁶	144A: US90351DAH08 RegS: USG91703AM39	10.08.16	USD 2,000		1,852		1,852	01.02.22
7	UBS Group Funding (Switzerland) AG⁶	CH0310451841	22.02.16	CHF 300		299		299	22.02.22
8	UBS Group Funding (Switzerland) AG	CH0359915425	20.03.17	EUR 1,750		1,915		1,915	20.09.22	20.09.21
9	UBS Group Funding (Switzerland) AG⁶	CH0302790123	16.11.15	EUR 1,250		1,382		1,382	16.11.22
10	UBS Group Funding (Switzerland) AG	144A: US90352JAA16 RegS: USH4209UAA46	23.03.17	USD 2,000		1,937		1,937	23.05.23	23.05.22
11	UBS Group Funding (Switzerland) AG	144A: US90352JAB98 RegS: USH4209UAB29	23.03.17	USD 1,000		952		952	23.05.23	23.05.22
12	UBS Group Funding (Switzerland) AG⁶	CH0314209351	04.03.16	EUR 750		810		810	04.03.24
13	UBS Group Funding (Switzerland) AG	CH0365501516	18.05.17	CHF 400		398		398	18.05.24	18.05.23
14	UBS Group Funding (Switzerland) AG⁶	CH0341440334	30.11.16	EUR 1,250		1,353		1,353	30.11.24	30.11.23
15	UBS Group Funding (Switzerland) AG⁶	144A: US90351DAB38 RegS: USG91703AB73	24.09.15	USD 2,500		2,402		2,402	24.09.25
16	UBS Group Funding (Switzerland) AG⁶	CH0310451858	22.02.16	CHF 150		148		148	23.02.26
17	UBS Group Funding (Switzerland) AG⁶	144A: US90351DAF42 RegS: USG91703AK72	05.04.16	USD 2,000		1,839		1,839	15.04.26
18	UBS Group Funding (Switzerland) AG⁶	CH0336602930	01.09.16	EUR 1,250		1,296		1,296	01.09.26	01.06.26
19	UBS Group Funding (Switzerland) AG	144A: US90352JAC71 RegS: USH4209UAC02	23.03.17	USD 2,000		1,959		1,959	23.03.28	23.03.27
Total TLAC-eligible senior unsecured debt						23,521		23,521

1 Refer to "Capital instruments" under "Bondholder information" at www.ubs.com/investors for more information on the key features and the terms and conditions of the capital instruments included in the above table as of 30 June 2017. Instruments are listed according to their maturity or optional call date.    2 Relates to deferred contingent capital plan (DCCP) awards.    3 Outstanding low-trigger loss-absorbing additional tier 1 capital instruments will remain available to meet the going concern requirements under the transitional rules of the Swiss SRB framework until their first call date, even if the first call date is after 31 December 2019. From their first call date, they may be used to meet the gone concern requirements.    4 Non-Basel III-compliant tier 1 and tier 2 capital instruments qualify as gone concern instruments. Under the Swiss SRB rules, these instruments are no longer subject to phase-out. Instruments with a maturity date are eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility.    5 Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments will remain available to meet the going concern requirements under the transitional rules of the Swiss SRB framework until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. As of 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    6 Originally issued by UBS Group Funding (Jersey) Limited and transferred in May 2017 to UBS Group Funding (Switzerland) AG as issuer.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s second quarter 2017 report and its Annual Report 2016 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

Title:    Executive Director

Date:  July 28, 2017